SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE 13D
                                      UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934
                                 (Amendment #4)

                        XM SATELLITE RADIO HOLDINGS INC.
                                (Name of Issuer)

                       CLASS A COMMON STOCK $.01 PAR VALUE
                         (Title of class of securities)

                                   983759-10-1
                                 (CUSIP Number)

                             Lewis Fickett III, Esq.
                              Edwards & Angell, LLP
                              750 Lexington Avenue
                               New York, NY 10022
                                (212) 756 - 0202
                 (Name, Address, and Telephone Number of person
                authorized to receive notices and communications)

                                 October 10, 2003
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box: [__].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 983759-10-1

1.  Name of Reporting Person / I.R.S. Identification No. of Above Person

Columbia XM Radio Partners, LLC

2.  Check the Appropriate Box if a Member of a Group (a) _____ (b) _____

3.  SEC Use Only

4.  Source of Funds

OO

5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization

Virginia

Number of                           7.                  Sole Voting Power
Shares
Beneficially                                                 2,257,524*

Owned By                            8.                  Shared Voting Power
Each
Reporting                                                    3,914,681**

Person With                         9.                  Sole Dispositive Power

                                                             2,257,524*

                                    10.                 Shared Dispositive Power

                                                             3,914,681**

11. Aggregate Amount Beneficially Owned by Each Reporting Person

6,172,205***

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares

13. Percent of Class Represented by Amount in Row (11)

4.79%****

14. Type of Reporting Person

CO

CUSIP No. 983759-10-1

1.  Name of Reporting Person / I.R.S. Identification No. of Above Person

Columbia Capital, L.L.C.

2.  Check the Appropriate Box if a Member of a Group (a) _____ (b) _____

3.  SEC Use Only

4.  Source of Funds

OO

5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization

Delaware

Number of                           7.                  Sole Voting Power
Shares
Beneficially                                                  -0-

Owned By                            8.                  Shared Voting Power
Each
Reporting                                                     6,172,205***

Person With                         9.                  Sole Dispositive Power

                                                              -0-

                                    10.                 Shared Dispositive Power

                                                              6,172,205***

11. Aggregate Amount Beneficially Owned by Each Reporting Person

6,172,205***

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares

13. Percent of Class Represented by Amount in Row (11)

4.79%****

14. Type of Reporting Person

CO

CUSIP No. 983759-10-1

1.  Name of Reporting Person / I.R.S. Identification No. of Above Person

Columbia Capital Equity Partners II (Cayman), L.P.

2.  Check the Appropriate Box if a Member of a Group (a) _____ (b) _____

3.  SEC Use Only

4.  Source of Funds

OO

5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization

Cayman Islands

Number of                           7.                  Sole Voting Power
Shares
Beneficially                                                  -0-

Owned By                            8.                  Shared Voting Power
Each
Reporting                                                     6,172,205***

Person With                         9.                  Sole Dispositive Power

                                                              -0-

                                    10.                 Shared Dispositive Power

                                                              6,172,205***

11. Aggregate Amount Beneficially Owned by Each Reporting Person

6,172,205***

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares

13. Percent of Class Represented by Amount in Row (11)

4.79%****

14. Type of Reporting Person

PN

CUSIP No. 983759-10-1

1.  Name of Reporting Person / I.R.S. Identification No. of Above Person

Columbia Capital Equity Partners II, L.P.

2.  Check the Appropriate Box if a Member of a Group (a) _____ (b) _____

3.  SEC Use Only

4.  Source of Funds

OO

5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization

Virginia

Number of                           7.                  Sole Voting Power
Shares
Beneficially                                                  -0-

Owned By                            8.                  Shared Voting Power
Each
Reporting                                                     6,172,205***

Person With                         9.                  Sole Dispositive Power

                                                              -0-

                                    10.                 Shared Dispositive Power

                                                              6,172,205***

11. Aggregate Amount Beneficially Owned by Each Reporting Person

6,172,205***

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares

13. Percent of Class Represented by Amount in Row (11)

4.79%****

14. Type of Reporting Person

PN

CUSIP No. 983759-10-1

1.  Name of Reporting Person / I.R.S. Identification No. of Above Person

Columbia Capital Equity Partners, L.L.C.

2.  Check the Appropriate Box if a Member of a Group (a) _____ (b) _____

3.  SEC Use Only

4.  Source of Funds

OO

5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization

Delaware

Number of                           7.                  Sole Voting Power
Shares
Beneficially                                                  -0-

Owned By                            8.                  Shared Voting Power
Each
Reporting                                                     6,172,205***

Person With                         9.                  Sole Dispositive Power

                                                              -0-

                                    10.                 Shared Dispositive Power

                                                              6,172,205***

11. Aggregate Amount Beneficially Owned by Each Reporting Person

6,172,205***

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares

13. Percent of Class Represented by Amount in Row (11)

4.79%****

14. Type of Reporting Person

CO

CUSIP No. 983759-10-1

1.  Name of Reporting Person / I.R.S. Identification No. of Above Person

Columbia Capital Investors, L.L.C.

2.  Check the Appropriate Box if a Member of a Group (a) _____ (b) _____

3.  SEC Use Only

4.  Source of Funds

OO

5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization

Delaware

Number of                           7.                  Sole Voting Power
Shares
Beneficially                                                  -0-

Owned By                            8.                  Shared Voting Power
Each
Reporting                                                     6,172,205***

Person With                         9.                  Sole Dispositive Power

                                                              -0-

                                    10.                 Shared Dispositive Power

                                                              6,172,205***

11. Aggregate Amount Beneficially Owned by Each Reporting Person

6,172,205***

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares

13. Percent of Class Represented by Amount in Row (11)

4.79%****

14. Type of Reporting Person

CO

CUSIP No. 983759-10-1

1.  Name of Reporting Person / I.R.S. Identification No. of Above Person

James B. Fleming, Jr.

2.  Check the Appropriate Box if a Member of a Group (a) _____ (b) _____

3.  SEC Use Only

4.  Source of Funds

OO

5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization

U.S.

Number of                           7.                  Sole Voting Power
Shares
Beneficially                                                  -0-

Owned By                            8.                  Shared Voting Power
Each
Reporting                                                     6,172,205***

Person With                         9.                  Sole Dispositive Power

                                                              -0-

                                    10.                 Shared Dispositive Power

                                                              6,172,205***

11. Aggregate Amount Beneficially Owned by Each Reporting Person

6,172,205***

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares

13. Percent of Class Represented by Amount in Row (11)

4.79%****

14. Type of Reporting Person

IN

CUSIP No. 983759-10-1

1.  Name of Reporting Person / I.R.S. Identification No. of Above Person

Harry Hopper

2.  Check the Appropriate Box if a Member of a Group (a) _____ (b) _____

3.  SEC Use Only

4.  Source of Funds

OO

5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization

U.S.

Number of                           7.                  Sole Voting Power
Shares
Beneficially                                                  5,200

Owned By                            8.                  Shared Voting Power
Each
Reporting                                                     6,172,205***

Person With                         9.                  Sole Dispositive Power

                                                              5,200

                                    10.                 Shared Dispositive Power

                                                              6,172,205***

11. Aggregate Amount Beneficially Owned by Each Reporting Person

6,177,405***

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares

13. Percent of Class Represented by Amount in Row (11)

4.79%****

14. Type of Reporting Person

IN

CUSIP No. 983759-10-1

1.  Name of Reporting Person / I.R.S. Identification No. of Above Person

Philip R. Herget

2.  Check the Appropriate Box if a Member of a Group (a) _____ (b) _____

3.  SEC Use Only

4.  Source of Funds

OO

5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization

U.S.

Number of                           7.                  Sole Voting Power
Shares
Beneficially                                                  -0-

Owned By                            8.                  Shared Voting Power
Each
Reporting                                                     6,172,205***

Person With                         9.                  Sole Dispositive Power

                                                              -0-

                                    10.                 Shared Dispositive Power

                                                              6,172,205***

11. Aggregate Amount Beneficially Owned by Each Reporting Person

6,172,205***

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares

13. Percent of Class Represented by Amount in Row (11)

4.79%****

14. Type of Reporting Person

IN

CUSIP No. 983759-10-1

1.  Name of Reporting Person / I.R.S. Identification No. of Above Person

Columbia XM Satellite Partners III, LLC

2.  Check the Appropriate Box if a Member of a Group (a) _____ (b) _____

3.  SEC Use Only

4.  Source of Funds

OO

5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization

Virginia

Number of                           7.                  Sole Voting Power
Shares
Beneficially                                                  1,327,302*****

Owned By                            8.                  Shared Voting Power
Each
Reporting                                                     4,844,904******

Person With                         9.                  Sole Dispositive Power

                                                              1,327,302*****

                                    10.                 Shared Dispositive Power

                                                              4,844,904******

11. Aggregate Amount Beneficially Owned by Each Reporting Person

6,172,205***

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares

13. Percent of Class Represented by Amount in Row (11)

4.79%****

14. Type of Reporting Person

CO

CUSIP No. 983759-10-1

1.  Name of Reporting Person / I.R.S. Identification No. of Above Person

Columbia Capital Equity Partners III (QP), L.P.

2.  Check the Appropriate Box if a Member of a Group (a) _____ (b) _____

3.  SEC Use Only

4.  Source of Funds

OO

5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization

Delaware

Number of                           7.                  Sole Voting Power
Shares
Beneficially                                                 1,550,725*******

Owned By                            8.                  Shared Voting Power
Each
Reporting                                                     4,621,480********

Person With                         9.                  Sole Dispositive Power

                                                              1,550,725*******

                                    10.                 Shared Dispositive Power

                                                              4,621,480********

11. Aggregate Amount Beneficially Owned by Each Reporting Person

6,172,205***

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares

13. Percent of Class Represented by Amount in Row (11)

4.79%****

14. Type of Reporting Person

PN

CUSIP No. 983759-10-1

1.  Name of Reporting Person / I.R.S. Identification No. of Above Person

Columbia Capital Equity Partners II (QP), L.P.

2.  Check the Appropriate Box if a Member of a Group (a) _____ (b) _____

3.  SEC Use Only

4.  Source of Funds

OO

5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization

Delaware

Number of                           7.                  Sole Voting Power
Shares
Beneficially                                                 1,036,655*********

Owned By                            8.                  Shared Voting Power
Each
Reporting                                                    5,135,551**********

Person With                         9.                  Sole Dispositive Power

                                                             1,036,655*********

                                    10.                 Shared Dispositive Power

                                                             5,135,551**********

11. Aggregate Amount Beneficially Owned by Each Reporting Person

6,172,205***

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares

13. Percent of Class Represented by Amount in Row (11)

4.79%****

14. Type of Reporting Person

PN

                                       Key

Note: Calculations of the conversion of the 8.25% Series C Convertible Redeemable Preferred Stock and the Convertible Notes are as of September 30, 2003.

* This total of shares of Class A Common Stock $.01 par value ("Class A Stock") of XM Satellite Radio Holdings Inc. (the "Issuer") includes the shares of Class A Stock which Columbia XM Radio Partners, LLC ("Columbia") may acquire upon its conversion of the 4,500 shares of 8.25% Series C Convertible Redeemable Preferred Stock ("Preferred Stock") of the Issuer it purchased on August 8, 2000 and shares of Class A Stock it may acquire upon the conversion of 10% Senior Secured Discount Convertible Notes (the "Convertible Notes") purchased on January 28, 2003. At this time, the 4,500 shares of Preferred Stock may be converted into 634,644 shares of Class A Stock and the $3,354,133 of Convertible Notes purchased by Columbia (the "Columbia Notes") may be converted into 1,126,776 shares of Class A Stock.

** This total of shares of Class A Stock includes the shares of Class A Stock of which Columbia may acquire beneficial ownership upon the conversion of the 7,143.504 shares of Preferred Stock which Columbia XM Satellite Partners III, LLC ("Columbia III") acquired by a reallocation on August 17, 2000 and the 8,356.496 shares of Preferred Stock which Columbia Capital Equity Partners III
(QP), L.P. ("Columbia QP III") acquired by a reallocation on August 17, 2000 and the shares of Class A Stock of which Columbia may acquire beneficial ownership upon conversion of the $1,107,920 of Convertible Notes purchased by Columbia QP III (the "QP III Notes"), the $952,080 of Convertible Notes purchased by Columbia III (the "Columbia III Notes") and the $3,085,866 of Convertible Notes purchased by Columbia Capital Equity Partners II (QP), L.P. ("Columbia QP") (such notes being the "QP II Notes" which with the Columbia Notes, the Columbia III Notes and the QP III Notes are the "Group Notes"). At this time, the 15,500 shares of Preferred Stock may be converted into 2,185,998 shares of Class A Stock and the Group Notes excluding the Columbia Notes may be converted into 1,728,684 shares of Class A Stock.

*** This total of shares of Class A Stock includes the Class A Stock of which Columbia, Columbia Capital, L.L.C. (the "Manager"), Columbia QP, Columbia Capital Equity Partners II (Cayman), L.P. ("Columbia Cayman"), Columbia Capital Equity Partners II, L.P. ("Columbia Equity"), Columbia Capital Equity Partners, L.L.C. ("Columbia Equity LLC"), Columbia Capital Investors, L.L.C. ("Columbia Investors"), James R. Fleming, Jr. ("Fleming"), R. Philip Herget, III ("Herget"), Harry F. Hopper III ("Hopper"), Columbia III, and Columbia QP III (collectively, the "Reporting Persons") may acquire beneficial ownership upon the conversion of the 20,000 shares of Preferred Stock purchased by Columbia, Columbia III and Columbia QP III on August 8, 2000 and the shares of Class A Stock of which the Reporting Persons may acquire beneficial ownership upon the conversion of the Group Notes. At this time, the 20,000 shares of Preferred Stock may be converted into 2,820,642 shares of Class A Stock and the Group Notes may be converted into 2,855,459 shares of Class A Stock.

**** This value for the percentage of Class A Stock owned by the Reporting Persons reflects the shares of Class A Stock which may be acquired upon conversion of the 20,000 shares of Preferred Stock purchased by Columbia, Columbia III and Columbia QP III and upon the conversion of the Group Notes and as a portion of the total number of shares of Class A Stock outstanding (the "Aggregate Shares"), which in accordance with rules promulgated under the Securities Exchange Act of 1934, as amended, shall include the shares of Class A Stock which may be acquired upon conversion of the 20,000 shares of Preferred Stock and the conversion of the Group Notes.

***** This total of shares of Class A Stock includes the shares of Class A Stock which Columbia III may acquire upon the conversion of the 7,143.504 shares of Preferred Stock which Columbia III acquired in a reallocation on August 17, 2000 and upon the conversion of the Columbia III Notes. At this time, the 7,143.504 shares of Preferred Stock may be converted into 1,007,463 shares of Class A Stock and the Columbia III Notes may be converted into 319,838 shares of Class A Stock.

****** This total of shares of Class A Stock includes the shares of Class A Stock of which Columbia III may acquire beneficial ownership upon the conversion of the 12,856.496 shares of Preferred Stock which Columbia and Columbia QP III purchased on August 8, 2000 and acquired through a reallocation on August 17, 2000 and the conversion of the Group Notes excluding the Columbia III Notes. At this time, the 12,856.496 shares of Preferred Stock may be converted into 1,813,179 shares of Class A Stock and the Group Notes excluding the Columbia III Notes may be converted into 2,535,621 shares of Class A Stock.

******* This total of shares of Class A Stock includes the shares of Class A Stock which Columbia QP III may acquire upon the conversion of the 8,356.496 shares of Preferred Stock which Columbia QP III acquired through a reallocation on August 17, 2000 and the conversion of the QP III Notes. At this time, the 8,356.496 shares of Preferred Stock may be converted into 1,178,534 shares of Class A Stock and the QP III Notes may be converted into 372,191 shares of Class A Stock.

******** This total of shares of Class A Stock includes the shares of Class A Stock of which Columbia QP III may acquire beneficial ownership upon the conversion of the 11,643.504 shares of Preferred Stock which Columbia and Columbia III purchased on August 8, 2000 and acquired through a reallocation on August 17, 2000 and the conversion of the Group Notes excluding the QP III Notes. At this time, the 11,643.504 shares of Preferred Stock may be converted into 1,642,108 shares of Class A Stock and the Group Notes excluding the QP III Notes may be converted into 2,483,269 shares of Class A Stock.

********* This total of shares of Class A Stock includes the shares of Class A Stock which Columbia QP may acquire upon the conversion of the QP Notes. At this time, the QP Notes may be converted into 1,036,655 shares of Class A Stock.

********** This total of shares of Class A Stock includes the shares of Class A Stock of which Columbia QP may acquire beneficial ownership upon the conversion of the 20,000 shares of Preferred Stock which Columbia, Columbia III and Columbia QP III purchased on August 8, 2000 and acquired through a reallocation on August 17, 2000 and the conversion of the Group Notes excluding the QP Notes. At this time, the 20,000 shares of Preferred Stock may be converted into 2,820,642 shares of Class A Stock and the Group Notes excluding the QP Notes may be converted into 1,818,805 shares of Class A Stock.

This Amendment No. 4 relates to the Schedule 13D originally filed on behalf of the Reporting Persons with the Securities and Exchange Commission on August 18, 2000 and amended on February 12, 2001, April 9, 2001 and May 29, 2003. The information set forth regarding securities owned and percentage ownership and the text of Items 2 and 5 are hereby amended to reflect that on August 14, 2003, the Issuer filed a Form 10-Q indicating that its total shares of Class A Stock outstanding was 123,324,577 as of June 30, 2003 and that given the number of such outstanding shares of Class A Stock, the Reporting Persons now beneficially own less than 5% of the shares of Class A Stock outstanding.

Except as provided herein, this Amendment does not modify any of the information previously reported on the Schedule 13D.


Item 2.  Identity and Background.
---------------------------------

The fourth sentence of the sixth paragraph of Item 2 is hereby amended and restated as follows:

At this time, the 20,000 shares of Preferred Stock may be converted into 2,820,642 shares of Class A Stock and the Group Notes may be converted into 2,855,459 shares of Class A Stock.


Item 5.  Interest in Securities of the Issuer.
----------------------------------------------

Item 5 is hereby supplemented by adding the following paragraph immediately after the paragraph reading: "The Reporting Persons do not know of any other person having the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Class A Stock of the Issuer beneficially owned by the Reporting Persons."

5(e): The Reporting Persons ceased to be a beneficial owner of 5% of the outstanding shares of Class A Stock effective August 14, 2003 when the Issuer reported on a Form 10-Q that its total number of shares of Class A Stock outstanding as of June 30, 2003 was 123,324,577.

                                   SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

The Reporting Persons

By: Donald A. Doering For himself and as agent for each of the persons indicated pursuant to a joint-filing agreement previously filed with the Securities and Exchange Commission.

Dated: October  10, 2003

                                    COLUMBIA

                                    By: Columbia Capital L.L.C., its Manager


                                        By:   /s/ Donald A. Doering
                                              ----------------------------------
                                              Name: Donald A. Doering
                                              Title: Chief Financial Officer

                                  Exhibit Index

Exhibit
No.            Description
---------------------------

11 Note Purchase Agreement, dated as of December 21, 2002, as amended by Amendment No. 1, dated as of January 16, 2003, by and among XM Satellite Radio Inc., XM Satellite Radio Holdings Inc. and certain investors named therein incorporated herein by reference to Exhibits 10.2 and 10.3, respectively, to XM Satellite Radio Holdings Inc.'s and XM Satellite Radio Inc.'s Current Report on Form 8-K dated January 29, 2003, as filed with the Securities and Exchange Commission on January 29, 2003.

12 Second Amended and Restated Shareholders and Noteholders Agreement dated as of January 28, 2003 incorporated herein by reference to Exhibit 10.4 to XM Satellite Radio Holdings Inc.'s and XM Satellite Radio Inc.'s Current Report on Form 8-K dated January 29, 2003, as filed with the Securities and Exchange Commission on January 29, 2003.

13 Second Amended and Restated Registration Rights Agreement dated as of January 28, 2003 incorporated herein by reference to
               Exhibit 10.5 to XM Satellite Radio Holdings Inc.'s and XM Satellite Radio Inc.'s Current Report on Form 8-K dated January 29, 2003, as filed with the Securities and Exchange Commission on January 29, 2003.

14 Standstill Agreement dated as of January 28, 2003 by and between the XM Satellite Radio Holdings Inc., Columbia Capital Equity Partners II (QP), L.P., Columbia XM Radio Partners, LLC, Columbia XM Satellite Partners III, LLC and Columbia Capital Equity Partners III (QP), L.P.